June 21, 2005

Mr. Jonathan Duersch

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0405

Re:	Toreador Resources Corporation
Form 10-K, for the year ended December 31, 2004
File No. 0-02517

Dear Mr. Duersch:

On behalf of Toreador Resources Corporation (the “Company”), in response to the comment in your letter dated June 17, 2005 (a copy of which is attached hereto), we have today filed via the EDGAR system a copy of this response letter.

This cover letter is being provided for your convenience in response to your comment, our detailed response is listed below such comment:

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page F-12

Comment: We note your proposed disclosure in response to prior comment 2 which indicates that your contract with ELF calls for oil to be sold at Platt Brent Crude prices, and that payment from ELF is received within the timing specified in the contract. Please expand your disclosure to clarify at what point and in what manner Platt Brent Crude prices are applied in determining the sales price. Furthermore, expand your disclosure to clarify the timing of payment terms as specified in your contract with ELF.

Response:Attached are proposed revisions to Note 2. Significant Accounting Policies – Revenue Recognition reflecting our response to your comments. Since the proposed changes to this section are substantially different from the language in this section in the Form 10-K, we have not included a redline to Form 10-K.

Please advise if the proposed response is acceptable so that we can prepare and file the Form 10-K/A. You can reach me at 214-559-3933.

Very truly yours,

/s/ Charles J. Campise

Charles J. Campise

Vice President- Accounting

And Chief Accounting Officer

Toreador Resources Corporation

Proposed Language for

Note 2. Significant Accounting Policies – Revenue Recognition

REVENUE RECOGNITION

Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price to be received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible.

We recognize revenue for our remaining production when the quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.